April 14, 2006

Brent Sheppard
Olympic Weddings International, Inc.
Nevada Agency and Trust Company
50 West Liberty, Suite 880
Reno, Nevada 89501

      Re: **Olympic Weddings International, Inc.**
            Amendment No. 4to Registration Statement on Form SB-2
            Filed April 5, 2006
            File No. 333-128614

Dear Mr. Sheppard:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note your response to our prior comment 1. Please ensure that your disclosure is consistent and accurate. For example, we note that you disclose on page 11 that the offering will close on June 30, 2006, yet your prospectus cover page says August 30, 2006.

Plan of Distribution, page 10

2.   We note your response to our prior comment 2 and your statement in the prospectus that "neither the officers and directors nor anyone that is under the control of any officers or directors of Olympic Weddings will purchase any shares under this offering…" which contradicts your disclosure at the end of that sentence that states "…and will be purchasing for their own and not with a view to distribution." Please clarify whether these individuals will be purchasing.

Undertakings, page 27

3.   We note your response to our prior comment 4. The undertakings you have identified are not complete as required by Regulation S-B Item 512(g). Also, it appears that you have provided only part of the Item 512(f) undertaking. Please provide all the required undertakings for this transaction.

Signatures

4.   We note your response to our prior comment 5, but it does not appear that the company has signed the first paragraph. Please revise. See instruction 2 to "Instructions for signatures" to Form SB-2.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact David Burton at (202) 551-3626 or in his absence, Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202)-551-3617 with any other questions.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief

cc: W. Scott Lawler, Esq.